THOMPSON	ATLANTA CINCINNATI COLUMBUS NEW YORK
HINE	BRUSSELS CLEVELAND DAYTON WASHINGTON, D.C.

August 17, 2011

VIA EDGAR (Correspondence Filing)

Ms. Linda Stirling U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549

RE:

Unified Series Trust (the “Registrant”), on behalf of the Appleseed Fund
Response to Comment of Preliminary Proxy Statement
File Nos. 811-21237, 333-100654

Dear Ms. Stirling:

On behalf of the Registrant, this letter responds to the comments you provided to Marc Collins with respect to the Preliminary Proxy Statement filed on July 22, 2011 with respect to the Appleseed Fund (the “Fund”).  Your comments are set forth below and each is followed by the Registrant’s response.

Comment 1 – With regard to shareholder approval of the new management agreement and ratification of the current management agreement and ratification of the fees paid thereunder, you indicated that it would be necessary for the proposals and votes to be bifurcated, one for approval of the new management agreement and one to ratify the current management agreement and the fees paid thereunder.

Response 1 – The requested changes have been made and there are now two proposals and the proxy card contains two matters on which shareholder can vote.

Comment 2 – In the proxy materials generally, you noted that there is not a clear description of the transaction that occurred on January 29, 2007 and why that date is material to the vote to ratify the existing agreement and the management fees paid thereunder.  You further requested additional information, if available, related to the intermediate transfers of ownership interest in the investment adviser since January 29, 2007 to the date of the filing.

Response 2 – Registrant has provided additional details regarding the reallocation of the ownership interests of the investment adviser and has made clear that the event that occurred on January 29, 2007 was the initial transfer of ownership interest and that the intermediate and subsequent transfers of interest resulted in three owners currently owning approximately 27% interest in the adviser and two others owning lesser amounts.
Comment 3 – When referring to the similarity of the current management agreement and the new management agreement approved by the Board of Trustees and submitted for approval by the shareholders, you requested that the phrase "substantially similar" be used.

Response 3 – The requested has been made throughout the document.

Comment 4 – Under the section entitled "Solicitation of Proxies of and Voting," in the seventh paragraph, you requested the registrant delete the last sentence since shareholders have no way to direct the proxies how to vote regarding any proposed adjournment of the shareholder meeting.

Response 4 – The requested change has been made.

The Registrant has authorized us to acknowledge on its behalf that:

1.           The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;

2.           Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

3.           The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or additional comments, please contact Marc Collins at (513) 352-6774.

Sincerely,

/s/ Thompson Hine LLP

Thompson Hine LLP